UNITES STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                  (Rule14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          GABELLI ASSET MANAGEMENT INC.
                       ----------------------------------
                       (Name of Subject Company (Issuer))

                     GABELLI ASSET MANAGEMENT INC. (ISSUER)
                  ---------------------------------------------
                  (Name of Filing Person (Identifying Status as
                        Offeror, Issuer or Other Person))

                               OPTIONS TO PURCHASE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                        GRANTED PURSUANT TO CERTAIN PLANS
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    36239Y102
              -----------------------------------------------------
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                              James E. McKee, Esq.
                  Vice President, General Counsel and Secretary
                          Gabelli Asset Management Inc.
                    One Corporate Center, Rye, New York 10580
                            Telephone: (914) 921-3700
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a Copy to:
                               Richard Prins, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square, New York, New York 10036
                            Telephone: (212) 735-3000

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
----------------------------------------- --------------------------------------
           $12,792,421                                    $1,505.67
----------------------------------------- --------------------------------------

--------------------
* Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 752,100 shares of class A common stock of Gabelli Asset Management Inc. will be purchased pursuant to this offer for an aggregate of $12,792,421 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended and Fee Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004 equals $117.70 per million dollars of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: ______________   Filing Party: ____________________
     Form or Registration No.:_____________   Date Filed: ______________________


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



         This Issuer Tender Offer Statement on Schedule TO is filed with the Securities and Exchange Commission by Gabelli Asset Management Inc., a New York corporation, referred to below as we, Gabelli or the Company, in connection with its offer to purchase all outstanding options to purchase shares of class A common stock of Gabelli, granted under the 1999 and 2002 Stock Award and Incentive Plans. We will pay in cash the amount by which $44.34 exceeds the exercise price of each tendered option. This tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2005, and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer.

         This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.



ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.



ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The name of the issuer is Gabelli Asset Management Inc., a New York corporation. The Company's principal executive offices are located at One Corporate Center, Rye, New York 10580. The telephone number of the Company is (914) 921-3700.

         (b) Securities. The options to purchase shares of our Class A common stock, par value $.001 per share, granted to employees under Gabelli's 1999 and 2002 Stock Award and Incentive Plans. The information set forth in the Offer to Purchase under the captions "Introduction," and "1. Eligible Options; Option Purchase Price" is incorporated herein by reference.

         (c) Trading Market and Price. The information set forth in the Offer to Purchase under the caption "7. Price Range of Common Stock Underlying the Options" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. Gabelli Asset Management Inc. is the subject company and the filing person. The Company's principal executive offices are located at One Corporate Center, Rye, New York 10580. The telephone number of the Company is (914) 921-3700.



ITEM 4.  TERMS OF THE TRANSACTION.

         (a) Material Terms. The information set forth in the Offer to Purchase under the captions "Introduction"; "1. Eligible Options; Option Purchase Price"; "3. Procedure For Tendering Options"; "4. Withdrawal Rights"; "5. Purchase of Options and Payment of Cash Amount"; "6. Conditions of the Tender Offer"; "12. Certain United States Federal Income Tax Consequences"; "13. Accounting Treatment of the Offer"; "14. Extension of the Tender Offer; Termination; Amendment" and in the Letter of Transmittal is incorporated herein by reference.

         (b) Purchases. The information set forth in the Offer to Purchase under the caption "10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.



ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) Agreements involving the subject company's securities. The information set forth in the Offer to Purchase under the caption "10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.



ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purposes. The information set forth in the Offer to Purchase under the caption "2. Purpose of the Tender Offer; Certain Effects of the Tender Offer" is incorporated herein by reference.

         (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "2. Purpose of the Tender Offer; Certain Effects of the Tender Offer" is incorporated herein by reference.

         (c) Plans. The information set forth in the Offer to Purchase under the caption "2. Purpose of the Tender Offer; Certain Effects of the Tender Offer" is incorporated herein by reference.

         Except as otherwise disclosed in the Offer to Purchase, neither Gabelli nor, to the best of its knowledge, any of its affiliates, directors or executive officers has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Gabelli or any of its material subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of Gabelli or any of its subsidiaries; (3) any material change in Gabelli's present dividend rate or policy, or indebtedness or capitalization; (4) any change in Gabelli's present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors or to change any material term of the employment contract of any executive officer; (5) any other material change in Gabelli's corporate structure or business; (6) any class of our equity securities of Gabelli being delisted from the New York Stock Exchange; (7) any class of Gabelli's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (8) the suspension of Gabelli's obligation to file reports under
Section 15(d) of the Securities Exchange Act of 1934, as amended; (9) the acquisition by any person of additional securities of Gabelli or the disposition of securities of Gabelli; or (10) any change in Gabelli's restated certificate of incorporation, amended by-laws or other governing instruments or other actions which could impede the acquisition of control of Gabelli.



ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of Funds. The information set forth in the Offer to Purchase under the caption "8. Source and Amount of Funds" is incorporated herein by reference.

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

         (b) Conditions. Not applicable.

         (d) Borrowed Funds. Not applicable.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

         (b) Securities Transactions. The information set forth in the Offer to Purchase under the caption "10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.



ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Solicitation or Recommendation. Not applicable.



ITEM 10.  FINANCIAL STATEMENTS.

         (a) Financial Information. The financial information included on pages F-2 through F-22 of Gabelli's Annual Report on Form 10-K for the year ended December 31, 2004, on pages 3 through 10 of Gabelli's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and on pages 3 through 11 of Gabelli's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, are incorporated herein by reference. Such reports may be inspected at, and copies obtained from, the same place and in the same manner as set forth in the Offer to Purchase under the caption "9. Certain Information Concerning Gabelli."

         (b) Pro Forma Information. Not applicable.



ITEM 11.  ADDITIONAL INFORMATION.

         (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the captions "10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Options" and "11. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

         (b) Other Material Information. Not applicable.



ITEM 12.      EXHIBITS.

         (a) (1) (A) Offer to Purchase, dated August 19, 2005
         (a) (1) (B) Letter of Transmittal
         (a) (1) (C) Letter to Option Holders
         (a) (2)     Not applicable
         (a) (3)     Not applicable
         (a) (4)     Not applicable
         (b)         Not applicable
         (d) (1)     Gabelli Asset Management Inc. 1999 Stock Award and
                     Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023), filed with the Securities and Exchange Commission on February 10, 1999)
         (d) (2)     Gabelli Asset Management Inc. 2002 Stock Award and
                     Incentive Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement on Form 14A, dated April 30,
                     2002, filed with the Securities and Exchange Commission on April 30, 2002)
         (g)         Not applicable
         (h)         Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         GABELLI ASSET MANAGEMENT INC.



                                         By: /s/  Michael R. Anastasio
                                                ----------------------------
                                              Name:  Michael R. Anastasio
                                              Title:  Vice President and Chief
                                                      Financial Officer


Dated: August 19, 2005

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NUMBER                      DESCRIPTION
--------------                      -----------

(a) (1) (A)                         Offer to Purchase, dated August 19, 2005

(a) (1) (B)                         Letter of Transmittal

(a) (1) (C)                         Letter to Option Holders

(a) (2)                             Not applicable

(a) (3)                             Not applicable

(a) (4)                             Not applicable

(b)                                 Not applicable

(d) (1) Gabelli Asset Management Inc. 1999 Stock Award and Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023), filed with the Securities and Exchange Commission on February 10, 1999)

(d) (2) Gabelli Asset Management Inc. 2002 Stock Award and Incentive Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement on Form 14A, dated April 30, 2002, filed with the Securities and Exchange Commission on April 30, 2002)

(g)                                 Not applicable

(h)                                 Not applicable



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